

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2025

Naijiang (Eric) Zhou
Chief Financial Officer
Xunlei Ltd
3709 Baishi Road, Nanshan District, Shenzhen, 518000
The People's Republic of China

> **Re: Xunlei Ltd**
> **Form 20-F for the fiscal year ended December 31, 2023**
> **File No. 001-35224**

Dear Naijiang (Eric) Zhou:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Haiping Li